Santiago, October 20, 2015
GG/166/2015

Mr. Carlos Pavez Tolosa
Superintendent
Superintendency of Securities and Insurance
PRESENT

REF.: MATERIAL EVENT NOTICE

For your information,

In accordance with the provisions set forth in articles 9 and 10 of Law 18,045 on Securities Markets, and Chapter 18-10 of the compilations of Norms of the Superintendency of Banks and Financial Institutions, we notify you of the following MATERIAL EVENT:

In extraordinary meeting held today, October 20, 2015, CorpBanca's Board of Directors agreed to accept the resignation of Mr. Rafael Guilisasti Gana, submitted on October 16, 2015.

In the abovementioned meeting, the Board also agreed to appoint Mrs. Ana Beatriz Holuigue Barros, former alternate director, as a new member to CorpBanca's Board of Directors, replacing Mr. Guilisasti. Furthermore, the Board appointed Mr. Alvaro Barriga Oliva as new alternate Director, replacing Mrs. Holuigue in such position.

Pursuant to the law, both recently appointed directors shall hold office until the next Annual Shareholders Meeting, when the definitive Board of Directors shall be appointed.

Sincerely,

Cristián Canales Palacios
Acting Chief Executive Officer